August 16, 2007
Via EDGAR and Overnight Delivery
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549
Attention: David R. Humphrey, Branch Chief
RE:	Bob Evans Farms, Inc. Form 10-K for the Fiscal Year Ended April 27, 2007 Filed June 26, 2007 File No. 0-01667
Dear Mr. Humphrey:
This letter is being submitted in response to the comments set forth in your letter dated August 3, 2007, addressed to Mr. Donald J. Radkoski, Chief Financial Officer of Bob Evans Farms, Inc. (“we” or the “Company”) with respect to the above-referenced filing.
For your convenience, we have set forth each comment from your letter in bold typeface and appearing below it is our response.
FORM 10-K (Fiscal Year April 27, 2007)
2007 Annual report to Stockholders
(As incorporated by reference)
Management’s Discussion and Analysis
Special Items, page 38
1.	Reference is made to the table reflecting “consolidated and segment results excluding special items” and also to the narrative discussion whereby you disclose financial results excluding special items, for example, “consolidated sales excluding special items.” These disclosures represent non-GAAP measures and do not comply with the guidance in Item 10(e)(1)(ii) of Regulation S-K. We suggest you revise the table to include the special items and also revise the narrative to discuss the significant impact (i.e., amount or percentage) of the special item(s) to the related income statement line item. Similar to the table included at Note I to your audited financial statements, you may also choose to provide a tabular presentation that includes each of the significant individual special items, by fiscal year, to enhance the narrative discussion. In this regard, all references to, for example, “consolidated sales excluding special items” would be deleted and replaced with a discussion as to the impact of that special item to your results of operations. We also refer you to Question No. 8 of the Staff’s “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures,” issued June 13, 2003.
Company Response:

In accordance with the guidance in Item 10(e)(1)(ii) of Regulation S-K and Question No. 8 of the Staff’s “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures,” issued June 13, 2003, in our future filings we will not disclose non-GAAP financial measures that eliminate special items when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Going forward, we will disclose any such special items without the use of non-GAAP financial measures. Instead, we will discuss (in narrative or other format) the significant impact (i.e., amount or percentage) of the special items to the related income statement line item.

Notwithstanding the foregoing, please note that in our first quarter earnings release for fiscal 2008, which was furnished to the Commission pursuant to Item 2.02 of our Current Report on Form 8-K dated August 13, 2007, we reaffirmed our previously disclosed fiscal 2008 guidance for earnings per share, which did not include the expected impact of restaurant asset sales. However, we reconciled this information by providing guidance in the first quarter earnings release for reported earnings per share including the impact of restaurant asset sales. Now that our guidance has been reconciled, we will only update guidance regarding our reported (GAAP) earnings per share in future disclosures.

2.	Further, your detailed narrative discussion of results of operations, by income statement line item, should be revised to delete these non-GAAP measures and instead to discuss the impact the special item had on the particular income statement line item. For example, under the paragraph discussion of SG&A expenses on page 42, you report what SG&A expenses would have been “excluding” the special items. Please revise.

Company Response:

Please refer to our response to comment no. 1 above.
Restaurant Segment Overview, page 39
3.	See the last sentence of the fourth paragraph. Please revise to disclose the impact of the special items to operating income. In this regard, only disclose the amount or percentage of the special items that have affected your operating income. Also, make similar revisions to the applicable disclosure under the heading “Food Products Segment Overview.”

Company Response:

Please refer to our response to comment no. 1 above.
Depreciation and Amortization, and Taxes, page 42
4.	After your discussion of depreciation and amortization, and before your discussion of taxes, please provide a discussion of the income statement line item “net interest expense,” and separately discuss the amount of gross interest expense and gross interest income. In your discussion of gross interest expense, include a discussion of your borrowing levels and the effect of changes in interest rates.

Company Response:

In our future filings, we will include a separate discussion of net interest expense, including a discussion of gross interest income and gross interest expense. We will also include a discussion of our borrowing levels and the effect of changes in interest rates.
Critical Accounting Policies, page 45
5.	Please expand your “property, plant and equipment” disclosures to indicate how you evaluate or your individual restaurants for impairment testing. In this regard, discuss how your restaurants are grouped or individually assessed in testing for impairment of long-lived tangible assets. It is unclear whether the restaurants are individually analyzed or grouped together in some manner.

Company Response:

In our future filings, we will expand our disclosure regarding our critical accounting policy for “property, plant and equipment” as requested. The expanded disclosure will include a statement that we assess each of our restaurants individually in testing for impairment of long-lived assets.
As requested in your letter, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call Tod P. Spornhauer, Senior Vice President — Finance and Controller at (614) 497-4303, or the undersigned at (614) 492-4901 if you have any further comments or questions regarding our fiscal 2007 Form 10-K.
Sincerely,
/s/Donald J. Radkoski
Donald J. Radkoski
Chief Financial Officer
cc:	Beverly A. Singleton, SEC Division of Corporation Finance
Steven A. Davis, Bob Evans Farms, Inc.
Tod P. Spornhauer, Bob Evans Farms, Inc.
Mary L. Garceau, Bob Evans Farms, Inc.
Michael J. Gasser, Chair, Bob Evans Farms, Inc. Audit Committee
Thomas Powers, Ernst & Young LLP

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